

October 17, 2008

By facsimile to (201) 265-6069 and U.S. Mail

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed October 3, 2008
        File No. 333-148695

Dear Mr. Mytych:

    We reviewed the filing and have the comments below.

General

1.   Refer to prior comment 1. Eternal Image continues to make changes in the filing that are not marked or redlined as required by Rule 310 of Regulation S-T. For example, refer to "Licensing Agreements" on page 15, "Independent Sales Distributors" on page 16, "Plan of Operation" on page 36, and "Results of Operations" on page 38. As requested previously, please comply with the rule's requirement in future filings. Refer to the EDGAR Filer Manual for instructions on marking changed material. If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

Explanatory Note

2.   If you include an explanatory note in your registration statement, please remove references to comments of the SEC, as this may imply to investors that the SEC has passed upon the accuracy or completeness of the disclosure.

If our contract manufacturers are unable or unwilling to manufacture our products…, page 5;
Contract Manufacturers, page 17; Suppliers, page 16

3.   Refer to prior comment 8. Disclosures state that Eternal Image:

- Outsources all of its manufacturing to three primary manufacturers, Credeman
  Solutions, Inc., Multi-Trade Global Sourcing Corporation, and United Global
  Sourcing Inc.

- Has four suppliers, including the three primary manufacturers named above and
  Waterloo Funeral Supply of Indiana, from which it obtains caskets, urns,
  memorial stones, and their components.

We note the disclosure under "Nature of Operations" on page 24 that Eternal Image
"outsources the product for manufacture with its sole manufacturing representative in
China." Explain in the business section what product Eternal Image's sole
manufacturing representative in China is responsible for manufacturing.

Sales and Marketing Strategy, page 13

4.   Update the disclosure to indicate that Eternal Image has extended the term of its
        agreement with ASAPR Public Marketing to March 31, 2009. We note the disclosure in
        the financial statements' note 5.

Urns, page 15

5.   Update the disclosure of urn sales through the date of the financial statements included in
        the registration statement.

Note 1 – Summary of Significant Accounting Policies, page 24

Basis of Presentation, page 24

6.   We have read your revised disclosure in response to prior comment 3 and have the
        following comments:

- Please revise your footnote disclosure to provide the period for which the results
  of operations of the acquired entity are included in your income statement of the
  combined entity, the cost of the acquired entity and, if applicable, the number of
  shares of common stock issued, the value assigned to the equity interests, and the

> basis for determining that value. Refer to paragraph 51 of SFAS 141 for guidance. We note you have revised disclosure in the business section but have not included this information in the footnotes to your financial statements, please revise your filing accordingly.
>
> ▪ With regards to the 52,200,000 shares issued in the reverse merger, tell us how you determined that these shares have no value. Your disclosure indicates that these shares had no value since there was no trading market for the stock at the time of acquisition. In this instance, we would anticipate you using alternative means to value the stock. Please tell us whether you used alternative means to value the stock (i.e. independent valuations) and if so, tell us and disclose the objective evidence and analysis that supports your determination of the fair value of the shares issued in the transaction. Refer to paragraph 23 of SFAS 141.
>
> ▪ Tell us how you have presented the 52,200,000 issued in the reverse merger in the statement of stockholder's equity. In this regard, we would assume that the accounting acquirer's, Eternal Image, equity section would be retroactively restated based on the exchange ratio

Furniture, Equipment, Product Development Cost and Depreciation, page 25

7.   We have read your revised disclosure in response to prior comment 10. Please revise your disclosure to discuss the estimated asset life and method of depreciation for your furniture and fixtures, office equipment and product design and tooling. Given the materiality of your product design and tooling assets to the financial statements as a whole, please disclose the remaining useful life of this asset

Goodwill, page 26

8.   Your response indicates that the goodwill write off of $23,500 was related to the "discontinued operations" of the shell company, Diamics. It is our understanding that Diamics did not have significant operations prior to the reverse merger. Please clarify whether Diamics had operations, substantial amounts of cash or had nominal net assets prior to the reverse merger. To the extent Diamics, the legal acquirer, was a shell with no operations, but had substantial cash or had nominal net assets, we would anticipate this transaction being a recapitalization rather than a reverse merger. If this transaction is a recapitalization, no goodwill should have been recorded on the date of the transaction. To the extent Diamics had significant operations prior to the transaction with Eternal Image, please tell us how you considered paragraphs 41-43 of SFAS 144.

Note 4 - Long Term Debt, page 29

9.   We have read your response to prior comment 11. Although the transactions are on the face of the Statement of Changes in Stockholders' Equity an investor is unable to gain an understanding of the underlying details of these transactions. As previously requested, please revise your filing to discuss the debt you repaid by issuing shares as you have done so in your response, ensuring that you also include how you determined the value of the shares issued.

10.   We note that you have several new issuances of debt in 2008 which you have listed on page 41 in MD&A. Please revise your disclosure to include this information in the footnotes to your financial statements.

Note 7 – Common Stock Transactions, page 33

11.   We have read your response to prior comment 13. In your response you state the share issuances found on the face of the statement of Changes in Stockholders' Equity (Deficit) give effect to the your 20:1 reverse stock split.   However, you did not retroactively restate the number of shares in your footnote disclosures. Specifically, you continue to disclose that 786,622,602 shares were issued to various shareholders for cash, rather than the 39,331,130 presented in the financials. Please revise your entire document to present numbers effected for the stock split.

12.   Furthermore, your footnote does not discuss the issuance of the 37,482,500 shares issued for cash in 2007 or the 17,022,700 shares issued as a discount on stock in 2008, both of which are presented on the face of your statement of Changes in Stockholders' Equity (Deficit). Please revise your footnote disclosure to discuss the nature of these issuances. We may have further comment.

Warrants, page 33

13.   We have read your response to prior comment 14 and are still unable to locate where you have addressed our comment. Please revise to disclose how you accounted for these warrants, the valuation method, including the significant underlying assumptions and how these warrants are presented on your statement of stockholder's equity. Supplementally provide your analysis supporting your determination that equity classification is appropriate. Please provide similar information for the warrants that were issued in the January 31, 2006, reverse acquisition

Note 8 – Income taxes, page 34

14.   We have read your response to prior comment 15 and are still unable to locate your revised disclosure that discusses whether you adopted FIN 48 or the transition disclosures required in paragraphs 20-24 of FIN 48. Please revise your filing as previously requested.

Note 11. Subsequent Events, page 35

15.   We note that you issued common stock in January 2008 to North American Resources in payment of the $650,000 note and additional shares were issued to them for consulting. It is unclear why you have not included these transactions in your June 30, 2008 financial statements if the transaction occurred in January 2008. Rather you have presented this as a subsequent event and it does not appear that these shares are reflected in your outstanding share balance on your Statement of Stockholder's Equity. Please tell us where these transactions are located or revise accordingly.

Results of Operations for the Six Months ended June 30, 2008, page 38

Gross Profit, page 38

16.   You state gross profit was 46% of your sales for the six months ended June 30, 2008, compared to 37% for the six months ended June 30, 2007. It is not clear how providing goods to customers at discounted prices would lead to an increase in gross profit. Please clarify the factors that led you to the increase in gross profit and explain to us the nature of the discounts granted and how you accounted for these discounts. Specifically tell us how your accounting for any sales incentives complies with EITF 01-09.

Administrative Expenses, page 39

17.   Please revise to clarify whether administrative expenses increased or decreased for the six months ended June 30 2007 as compared to the six months ended June 30, 2008.

Liquidity and Capital Resources, page 40

18.   We have read your response to prior comment 18 and your revised disclosure still does not describe the material covenants you must comply with for each debt issuance. Please revise your filing as previously requested.

Preferred Stock, page 47

19.   Disclosure in this subsection's fourth sentence that there are 195,000 shares of preferred stock outstanding as a result of the August 28, 2008 amendment is inconsistent with disclosure in this subsection's last sentence that there are 195,000,000 shares of preferred stock outstanding. Please reconcile the disclosures.

Exhibit Index

20.   Indicate by footnote or otherwise if portions of an exhibit are subject to a confidential treatment application and are omitted and filed separately with the Commission. See section II.D.4. of our February 28, 1997 staff legal bulletin that is available on the Commission's website at http://www.sec.gov. We note that Eternal Image has submitted a confidential treatment application for portions of exhibits 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, and 10.21.

Exhibits 10.23, 10.24, 10.25, 10.26, 10.27, 10.31

21.   We note that Eternal Image has deleted the lender's name from the lender line in each exhibit although section 1 of each exhibit includes the lender's name and the exhibit index includes the lender's name with each exhibit. Further, each lender's name is disclosed under "Liquidity and Capital Resources" on page 40 in the registration statement. Please refile the exhibits in their entirety to include the lender's name in the lender line of each exhibit.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing include all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff

Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
        561 Schaefer Avenue
        Oradell, NJ 07649-2517